[Letterhead of Mack-Cali Realty, L.P.]

April 3, 2009

Jennifer Monick

Staff Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Re:	Mack-Cali Realty, L.P.
Form 10-K for Fiscal Year Ended December 31, 2008
Filed February 12, 2009
File No. 333-57103

Dear Ms. Monick:

On behalf of Mack-Cali Realty, L.P. (the “Company”), in connection with the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008, File No. 333-57103 (the “Report”), I respectfully submit this letter in response to the comment by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated March 24, 2009 (the “Comment Letter”). For convenience of reference, your comment is recited in bold face type and is followed by the Company’s response thereto.  Capitalized terms used herein and not defined shall have the meaning ascribed to such terms in the Report.

Form 10-K for the year ended December 31, 2008

Financial Statements

Notes to Consolidated Financial Statements

11.  Partners’ Capital

Limited Partners’ Capital

Common Units, page 93

1.              Please tell us and disclose the redemption provisions of the common units held by the limited partners specifically as they relate to Mack-Cali Realty, LP, including whether or not the limited partners can put their units to Mack-Cali Realty, LP for cash.  If the limited partners are able to put their units to Mack-Cali Realty, LP for cash, please tell us why you have not reported these units at their redemption amount in the mezzanine section of the balance sheet pursuant to EITF Topic No. D-98.

Response:                                        As noted in the Company’s previous responses to similar comments from the Staff in connection with the Staff’s review of the Company’s registration statement on Form S-3 (File No. 333-57103) in July and August of 1998 and its review of the Company’s annual report on Form 10-K for the year ended December 31, 2001 and filed with the Commission on March 7, 2002, control over the form of redemption of common units (i.e., whether a holder of common units receives stock in the General Partner, cash, or a combination thereof) is solely within the control of the Company. Limited Partners cannot put their common units to the Company or the General Partner for cash under any circumstances.  The redemption rights of holders of common units enables a holder to redeem under the following circumstances: (i) it has held its common units for a period of at least one year from the date of issuance, (ii) it is exercising its redemption rights for no less than 1,000 common units, or all of its common units if it owns less than 1,000 common units, and (iii) the exercise or issuance does not violate applicable United States federal or state securities laws nor cause the General Partner to fail to qualify as a REIT under the Code.  In addition, no redemption of common units may be completed until at least ten (10) days have elapsed from the date that redemption was requested.  The Company’s Second Amended and Restated Agreement of Limited Partnership, as amended to date (the “Partnership Agreement”), provides that the Company has the sole discretion to cause the General Partner to redeem these common units for shares of the General Partner’s Common Stock, to redeem these common units for cash, or to redeem these common units for any combination thereof.  If the Company elects to cause the General Partner to redeem these common units for shares of the General Partner’s Common Stock, then the Partnership Agreement provides that the General Partner is obligated to issue  shares of its Common Stock for the  common units  being redeemed. Holders of common units of the Company may not put the common units for cash to the Company or the General Partner under any circumstances.

We will revise future filings to clarify the redemption rights of holders of common units as follows:

“Common unitholders (other than the General Partner) have the right to redeem their common units, subject to certain restrictions.  The redemption is required to be satisfied in shares of Common Stock of the General Partner, cash, or a combination thereof, calculated as follows: one share of the General Partner’s Common Stock, or cash equal to the fair market value of a share of the General Partner’s Common Stock at the time of redemption, for each common unit.  The Company, in its sole discretion, determines the form of redemption of common units (i.e., whether a common unitholder receives Common Stock, cash, or any combination thereof).  If the Company elects to satisfy the redemption with shares of Common Stock of the General Partner as opposed to cash, the General Partner is obligated to issue shares of its Common

Stock to the redeeming unitholder.  Regardless of the rights described above, the common unitholders may not put their units for cash to the Company or the General Partner under any circumstances.”

On behalf of the Company, I hereby confirm that the Company acknowledges that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•                  Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or wish to discuss this matter further, please do not hesitate to contact me at 732-590-1000 or Blake Hornick at Seyfarth Shaw LLP at 212-218-3338.

Very truly yours,

/s/ Barry Lefkowitz
Barry Lefkowitz
Executive Vice President and Chief Financial Officer
Mack-Cali Realty Corporation,
The General Partner of Mack-Cali Realty, L.P.

cc:	Blake Hornick, Esq.
Seyfarth Shaw LLP
Fax: 917-344-1203